Exhibit 8.1

GROUP SUBSIDIARIES*

At December 31, 2023	Country	Percentage of voting share capital held
Wholly owned subsidiaries
Alexion Pharmaceuticals, Inc.	United States	100
Alexion Pharma International Operations Limited Company	Ireland	100
AstraZeneca AB	Sweden	100
AstraZeneca Biotech AB	Sweden	100
AstraZeneca Dunkerque Production SCS	France	100
AstraZeneca Finance and Holdings Inc.	United States	100
AstraZeneca Intermediate Holdings Limited	England	100
AstraZeneca Treasury Limited	England	100
AstraZeneca UK Limited	England	100
MedImmune, LLC	United States	100

* Subsidiary companies which would be deemed to be a “significant subsidiary” in accordance with rule 1-02(w) of Regulation S-X as at December 31, 2023.